UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline Ltd. (the "Company") on August 23, 2019, announcing that it has entered into a sale and purchase agreement with Trafigura Maritime Logistics to acquire ten Suezmax tankers built in 2019.

Attached hereto as Exhibit 2 is a copy of the press release issued by the Company on August 26, 2019, announcing an increase in the share capital of the Company.

This Report on Form 6-K, excluding the commentary of Robert Hvide Macleod and Rasmus Bach Nielsen, is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884), on April 10, 2017 (File No. 333-217238), and on July 5, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 5, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Frontline to acquire a fleet of Suezmax tankers from Trafigura
23.08.2019

Frontline Ltd. (“Frontline”) (NYSE and OSE: FRO), today announced that it has entered into a sale and purchase agreement with Trafigura Maritime Logistics (“TML”), a wholly-owned subsidiary of Trafigura Pte Ltd (“Trafigura”) and certain related entities to acquire ten Suezmax tankers built in 2019 through the acquisition of a TML special purpose vehicle which holds the vessels (the “Acquisition”). As part of the Acquisition, Frontline has options to acquire an additional four Suezmax tankers built in 2019 through the acquisition of a second TML special purpose vehicle.
Acquisition Overview
•	Frontline to acquire ten Korean 2019-built Suezmax tankers all fitted with exhaust gas cleaning systems
•
Transaction consideration to consist of (i) 16,035,856 ordinary shares of Frontline at an agreed price of USD 8.00 per share issuable upon signing; and (ii) a cash amount ranging from USD 538 to 547 million, payable upon the closing of the Acquisition

•	Closing of the Acquisition is targeted as soon as practically possible with November 15, 2019 being the earliest and March 15, 2020 being the latest expected date
•	To obtain earlier exposure to the vessels, Frontline has agreed to time charter all the ten vessels from Trafigura until closing of the Acquisition at a daily rate of approximately USD 23,000
•	Frontline has also agreed to charter five of these vessels back to Trafigura on three-year time charters at a daily base rate of USD 28,400 with a 50% profit share above the base rate
•
Frontline is in discussions with leading lending banks who have indicated an interest in providing financing for the Acquisition. An affiliate of Hemen Holding Ltd., Frontline’s largest shareholder, has offered a USD 547 million commitment at closing of the Acquisition through a three year facility at terms viewed as attractive

•
Following the closing of the Acquisition, Trafigura will own approximately 8.48% of the ordinary shares of Frontline, and Frontline will have a total of 189,153,166 outstanding shares par value USD 1.00 each

•
Frontline has two separate options to acquire two plus two additional Suezmax tankers that expire on September 12, 2019 and September 24, 2019. The second option will expire if the first option is not validly exercised. The transaction structure for the four optional vessels will be similar to that of the ten firm vessels. The number of ordinary shares to be issued if one or both of the options are exercised will be based on the volume weighted average trading price of Frontline’s ordinary shares on the NYSE over the 20 days prior to the option exercise date. All four option vessels are 2019 Chinese built and fitted with exhaust gas cleaning systems

Robert Hvide Macleod, Chief Executive Officer of Frontline Management AS commented:
“This transaction is backed by our strong belief in tanker market fundamentals and reflects our ability to act swiftly and decisively with the support of our largest shareholder. We welcome Trafigura as a strategic shareholder and believe the Acquisition reflects the value Trafigura ascribes to our equity. In addition to Trafigura being a longstanding customer of Frontline, we now have a unique partnership that we believe will lead to further synergies going forward. The structure of the transaction creates an immediate impact to our earnings at a time when we expect freight rates to increase significantly. Moreover, we expect the Acquisition to boost our dividend capacity going forward.”
Rasmus Bach Nielsen, Global Head of Wet Freight at Trafigura, commented:
“This marks the continuation of an approach that has long been integral to Trafigura’s strategy, namely, investing in infrastructure assets in support of commodity flows and collaborating with a market leader like Frontline to maintain sufficient access to those assets for our trading business.  Trafigura trades around 5.5 million barrels per day of oil and petroleum products around the world and has a market-leading position in strategic commodity flows, notably as a leading exporter of crude oil from the U.S. The significant increase in U.S export volumes, an aging global fleet, particularly of crude vessels, and a historically low orderbook all support our constructive outlook for the sector. We therefore see significant upside potential in our equity investment in Frontline, a company with vast commercial scale and capabilities with whom we already enjoy a close working relationship.”

Following the acquisition of the 10 Suezmax tankers from Trafigura, Frontline’s fleet will consist of 75 vessels, including newbuildings, with an aggregate carrying capacity of 14.2 million DWT and an average age of 3.7 years
DNB Markets has acted as mandated advisor between the parties in the transaction.
August 23, 2019
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
Frontline Contact:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76
Trafigura Contact:
Trafigura’s Global Press Office: +41 22 592 45 28 or media@trafigura.com
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions. Although Frontline believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Frontline, Frontline cannot assure you that they will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Frontline disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

EXHIBIT 2

FRO – Increase in share capital
Reference is made to the announcement by Frontline Ltd. (“Frontline”) on August 23, 2019 regarding entering into of the sale and purchase agreement with Trafigura Maritime Logistics ("TML"), a wholly-owned subsidiary of Trafigura Pte Ltd ("Trafigura").

Frontline has issued 16,035,856 ordinary shares pursuant to the above-mentioned agreement. Following such issuance, Frontline has an issued share capital of USD 189,153,166 divided into 189,153,166 ordinary shares each having a par value of USD 1.

August 26, 2019
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS +47 23 11 40 84 Inger M. Klemp: Chief Financial Officer, Frontline Management AS +47 23 11 40 76

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.